Exhibit 99.4

Amendment to Articles Becomes Effective

MONTREAL, June 1, 2022 – Nuvei Corporation (the “Company” or “Nuvei”) (Nasdaq: NVEI) (TSX: NVEI), tomorrow’s payment platform, announced today the approval by the Québec Superior Court of its previously announced plan of arrangement under the Canada Business Corporations Act (“CBCA”) effecting amendments to its articles of amalgamation to add certain constrained securities ownership provisions to facilitate compliance with applicable laws, including in respect of certain share ownership restrictions and suitability requirements. Following receipt of the Court’s final order, the Company’s articles of arrangement were filed under the CBCA and became effective as of June 1, 2022.

Further details regarding the amendments to Nuvei’s articles are set out in the management information circular of the Company dated April 14, 2022, which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This news release includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are based on assumptions, are subject to important risks and uncertainties, and cannot be relied upon due to, among other things, changing external events. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including the factors identified in Nuvei's public disclosure file available at www.sedar.com and www.sec.gov. The forward-looking statements contained or incorporated by reference in this news release represent Nuvei's expectations as of the date of this news release and are subject to change after such date. However, Nuvei disclaims any intention or obligation to update or revise any forward-looking statements whether because of new information, future events or otherwise, except as required under applicable securities regulations.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is tomorrow’s payment platform. Designed to accelerate customers’ business, Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 45+ markets, 150 currencies and more than 550 alternative payment methods, including cryptocurrencies, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration. For more information, visit www.nuvei.com.